UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

As at March 12, 2009

Commission File Number: 001-31729

GREAT BASIN GOLD LTD.
(Translation of registrant's name into English)

138 West Street, 4th Floor
Sandown 2196
PO Box 78182
Sandton, South Africa 2146
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	Revised Technical Report on the Mineral Resources and Reserves at the Hollister Development Block Gold Project, Elko County, Nevada, dated February 27, 2009

99.2
Revised Technical Report Update of the June 21, 2007 Technical Report (Optimized Feasibility Study), Inclusive of Updated Mineral Resource and Reserve Estimates for the Burnstone Gold Project, Mpumalanga Province of The Republic of South Africa, dated February 27, 2009

99.3	NI 43-101 Consent of Qualified Person of Deon van der Heever, Pri. Sci. Nat. SACNAP, dated March 4, 2009

99.4	NI 43-101 Consent of Qualified Person of Johan Oelofse, Pr. Eng., FSAIMM, dated March 4, 2009

99.5	NI 43-101 Consent of Qualified Person of Phil Bentley, Pr. Sci. Nat. SACNASP, dated March 4, 2009

99.6	Securities holders documents ~ Notice of Articles issued under the Business Corporations Act (British Columbia) on February 25, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Great Basin Gold Ltd.
(Registrant)

Date: March 12, 2009	By:	/s/ Lou van Vuuren

Lou van Vuuren
	Title:	Chief Financial Officer